UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-8703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
3355 Michelson Drive, Suite 100
Irvine, California 92612

INTRODUCTION
Western Digital Corporation (“the Company”) has established the Western Digital Corporation 401(k) Plan (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement.
REQUIRED INFORMATION
Signature
Financial Statements:
These statements are listed in the Index to Financial Statements and Supplemental Schedules.
Exhibits:
Consent of Independent Registered Public Accounting Firm — BDO USA, LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN

Date: June 16, 2016	By:	/s/ OLIVIER C. LEONETTI
Olivier C. Leonetti
Retirement, Severance, and Administrative
Committee Member

WESTERN DIGITAL CORPORATION 401(k) PLAN

Note:
Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan
Irvine, California

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and December 31, 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and December 31, 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the years ended December 31, 2015 and December 31, 2014 and assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 16, 2016

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2015	2014
Assets
Investments, at fair value	$976,038	$961,744
Non-interest bearing cash	3	106
Receivables:
Employer contributions receivable	4,485	2,203
Notes receivable from participants	14,141	12,855
Total receivables	18,626	15,058
Total assets available for Plan benefits	994,667	976,908
Liabilities
Payables and Unsettled Trades	118	—
Total liabilities	118	—
Net assets	994,549	976,908
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust funds)	(109)	(1,743)
Net assets available for Plan benefits	$994,440	$975,165
See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
(in thousands)

Year Ended December 31, 2015
Additions:
Additions to net assets available for Plan benefits attributed to:
Contributions:
Participant	$85,487
Participant rollover	6,307
Employer, net of forfeitures	24,502
Total contributions	116,296
Net investment income:
Net depreciation in fair value of investments	(87,585)
Dividend income	54,749
Total net investment income	(32,836)
Interest income on notes receivable from participants	557
Other income	880
Total additions	84,897
Deductions:
Deductions from net assets available for Plan benefits attributed to:
Benefits paid to participants	(65,622)
Total deductions	(65,622)
Net increase in net assets available for Plan benefits	19,275
Net assets available for Plan benefits:
Beginning of year	975,165
End of year	$994,440
See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements
1. Description of the Plan
General
The following description of the Western Digital Corporation 401(k) Plan (the “Plan”) provides only general information for the year ended December 31, 2015, unless otherwise specified. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used herein, the terms “we,” “us,” “our,” the “Company,” “WDC” and “Western Digital” refer to Western Digital Corporation and its subsidiaries, unless we state, or the context indicates, otherwise.
Administration of the Plan
The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Company's Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. In 2013, the Company, in its capacity as the sponsoring employer of the Plan, appointed Evercore Trust Company, N.A. (“Evercore”) to serve as the named fiduciary and investment manager for the assets of the Plan that consist of shares of common stock of the Company (the “Stock Fund”).
Contributions
Employees paid through the Company's United States payroll are eligible to participate in the Plan and are eligible to receive employer matching contributions immediately upon hire unless the individual is covered by a collective bargaining agreement, provides services as a consultant, intern, independent contractor, leased or temporary employee, or otherwise is not treated as a common-law employee. Unless an employee has declined to participate in the Plan, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are automatically withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time. The accounts of participants who have never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to comply with ERISA regulations. At any time, participants may elect to alter the investments in their accounts, which were originally allocated to a qualified default investment alternative.
During the year ended December 31, 2015, eligible employees were able to contribute up to 30% of their eligible compensation on a pre-tax basis or were permitted to designate Roth elective deferrals up to 30% of their eligible compensation on a pre-tax basis, provided that their combined contributions did not exceed Internal Revenue Service (“IRS”) limitations, and up to 10% of their eligible compensation on an after-tax basis. Roth elective deferrals are deducted from participants’ compensation on an after-tax basis. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions or Roth catch up elective deferrals subject to IRS limitations. The amount of the catch up contributions and deferrals are not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s combined pre-tax contributions and deferrals for the contribution cycle, not to exceed 5% of the eligible participant’s compensation. However, each eligible participant shall receive a minimum annual basic matching contribution, as defined, equal to fifty percent (50%) of the first $4,000 of combined pre-tax contributions and deferrals for any calendar year. In 2013, the Plan was amended to provide for an alternate year-end true-up matching contribution such that participants who save at least 5% of their eligible compensation for the year receive a minimum annual matching contribution equal to 2.5% of eligible compensation (up to IRS limitations). The Company may also make additional contributions at its discretion. During the year ended December 31, 2015, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions at any time at its discretion. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants. On February 4, 2015, the Company adopted an amendment to the Plan to correct the employer identification number (EIN) to reflect that of Western Digital Corporation and make certain other changes.

Investments
The Plan had 30 investment options available as of December 31, 2015 and December 31, 2014. As of December 31, 2015 and December 31, 2014, all of the Plan’s assets were invested in mutual funds, common collective trust funds, Western Digital Corporation common stock or publicly traded equity investments. The balance of Western Digital Corporation common stock as of December 31, 2015 and December 31, 2014 represented 4% and 9% of total net assets, respectively. The business, financial condition and operating results of the Company can be affected by a number of risks and uncertainties, whether currently known or unknown, any one or more of which could, directly or indirectly, cause the Company’s actual results of operations and financial condition to vary materially from past, or from anticipated future, results of operations and financial condition. See Part I, Item 1A, included in the Company's Annual Report on Form 10-K for the year ended July 3, 2015 and Part II, Item 1A, included in the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2016 for further discussions on risk factors.
Subject to certain limits, participants may transfer all or a portion of the balance in their accounts or future contributions between investment funds on a daily basis. Participants may direct no more than 20% of their contributions into the Stock Fund. In addition, participants are not permitted to exchange or reallocate assets that would result in an investment of greater than 20% of their vested account balance in the Stock Fund. Effective July 1, 2013, the Plan was amended to provide for Evercore’s duties with respect to the Stock Fund, including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. Participants may also transfer up to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds.
Notes Receivable from Participants
Notes receivable from participants consist of participant loans that are secured by the balance in the participants' accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the then-current prime rate established by T. Rowe Price Trust Company. The loans are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are paid ratably through payroll deductions and are allocated to the participant's accounts in the same manner as their current contributions. Effective January 1, 2010, the maximum number of active loans a Plan participant may have at a time was reduced from two to one and there is a 30-day waiting period between payoff and initiation of loans. Although the maximum number of active loans the Plan allows for was reduced to one, there are certain participants with loans that became part of the Plan in connection with the acquisition of HGST who can have two loans. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2015 ranged from 4.25% to 9.25%. A loan that is considered in default is reported as a deemed distribution, which is a taxable event for the participant.
The Plan currently has participant loans that have an initial term of up to 14 years. These participant loans became part of the Plan in connection with rollover balances from the acquisition of HGST in March 2012.
Participant Accounts
A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion that the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to all participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.

Payment of Benefits and Forfeitures
Benefits may be taken from vested balances, including rollover accounts and after-tax contributions. These benefits are generally payable to participants in lump-sums or installment payments upon disability, death, certain financial hardships or termination of employment. Effective January 1, 2013, the Plan was amended to allow participants to roll over retirement savings from individual retirement accounts ("IRAs") and to allow participants to withdraw funds from rollover sources at any time, whereas previously rollover funds could only be withdrawn at the time of termination from the Plan. Participants receiving these benefits will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one-half years. The Plan was also amended to allow participants who are fifty-nine and one-half years old or older, but still active employees of the Company, to withdraw their savings at any time without penalty. Upon termination of service, participants may elect to roll their vested interest over to another qualified retirement plan or an IRA, or they may elect to receive payments in cash and/or shares of the Company’s common stock. Participants who terminate employment with an aggregate vested account balance from $1,000 to $5,000 and do not make one of the selections described above will receive an automatic distribution of their account balance to an IRA, whereas participants with account balances below $1,000 will receive their distributions directly. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During the year ended December 31, 2015, Plan forfeitures totaling $708,000 were used to reduce employer contributions and pay administrative fees. Unallocated forfeitures at December 31, 2015 and December 31, 2014 were $113,000 and $56,000, respectively.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.
Vesting
Participants are at all times one hundred percent vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions and all earnings thereon. A participant vests 20% in employer contributions other than profit sharing contributions after one year of service and 20% annually thereafter (as defined in the Plan), and are 100% vested upon retirement (at normal retirement age), permanent disability or death.
Administrative Expenses
The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan's administrative budget, which is derived from payments received by the Plan's trustee for administrative services related to various mutual funds and investment trusts offered in the Plan that exceed the negotiated fee between the Company and the trustee. Effective January 1, 2013, the Plan was amended to allocate any excess of the Plan's administrative budget to participants. As a result, included in other income in the statement of changes in net assets available for Plan benefits is $1,185,000 of other income relating to reimbursement of fees that exceed the negotiated fee between the Company and the trustee, less $305,000 of administrative expenses, resulting in other income of $880,000 for the year ended December 31, 2015. Of the excess of the Plan’s administrative budget, $550,000 was allocated to participants of the Plan during the year ended December 31, 2015.
Profit Sharing Feature
All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During the year ended December 31, 2015, the Company made no profit sharing contributions to the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2015 and December 31, 2014 and changes in net assets available for Plan benefits for the year ended December 31, 2015.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.
The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for Plan benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid. At December 31, 2015, $20,000 was allocated to benefit payments for employees that had elected to withdraw from the Plan, but had not yet been paid. At December 31, 2014, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.
Recent Accounting Pronouncements
In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10)” (“ASU 2016-01”), which requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of the pending adoption of ASU 2016-01 on the Plan’s financial statements.
In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for employee benefit plans retrospectively for fiscal years beginning after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.
3. Fair Value Measurements
Financial assets and liabilities that are re-measured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:
Level 1. Quoted prices in active markets for identical assets.
Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Inputs that are unobservable for the asset and that are significant to the fair value of the assets.
The following presents information about the Plan’s financial investments that are measured at fair value on a recurring basis as of December 31, 2015, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
Mutual funds:
Fixed income (1)	$48,126	$—	$—	$48,126
Growth (2)	199,526	—	—	199,526
Balance (3)	336,259	—	—	336,259
Value (4)	127,188	—	—	127,188
Other (7)	958	—	—	958
Total mutual funds	712,057	—	—	712,057
Common collective trust funds:
Index fund (5)	—	81,547	—	81,547
Other (6)	—	135,740	—	135,740
Total common collective trust funds	—	217,287	—	217,287
Western Digital Corporation common stock	43,974	—	—	43,974
Tradelink investment accounts:
Common stocks	1,895	—	—	1,895
Mutual funds:
Other (7)	768	—	—	768
Growth (2)	53	—	—	53
Index fund (5)	4	—	—	4
Total Tradelink mutual funds	825	—	—	825
Total Tradelink investment accounts	2,720	—	—	2,720
Total investments at fair value	$758,751	$217,287	$—	$976,038

The following presents information about the Plan’s financial investments that are measured at fair value on a recurring basis as of December 31, 2014, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
Mutual funds:
Fixed income (1)	$51,070	$—	$—	$51,070
Growth (2)	182,083	—	—	182,083
Balance (3)	305,995	—	—	305,995
Value (4)	139,626	—	—	139,626
Other (7)	567	—	—	567
Total mutual funds	679,341	—	—	679,341
Common collective trust funds:
Index fund (5)	—	77,497	—	77,497
Other (6)	—	120,199	—	120,199
Total common collective trust funds	—	197,696	—	197,696
Western Digital Corporation common stock	82,466	—	—	82,466
Tradelink investment accounts:
Common stocks	1,743	—	—	1,743
Mutual funds:
Other (7)	453	—	—	453
Growth (2)	34	—	—	34
Index fund (5)	11	—	—	11
Total Tradelink mutual funds	498	—	—	498
Total Tradelink investment accounts	2,241	—	—	2,241
Total investments at fair value	$764,048	$197,696	$—	$961,744

(1)	These diversified funds focus on total return and employ bottom-up strategies such as analyzing and selecting certain securities as well as top-down strategies such as exposure to interest rates.

(2)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(3)	These diversified funds invest in underlying mutual funds that include stocks, bonds and short-term investments.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These funds seek to track the performance of the S&P 500 index.

(6)	These funds focus on maintaining investment principal while providing a yield by investing in a diversified portfolio of structured investment contracts and/or short-term securities.

(7)	These funds invest in short-term debt and equity securities with maturities of 13 months or less.
Mutual Funds. The Plan’s mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Common Collective Trust Funds. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price Trust Company.
The Index fund category calculates fair value for equity securities traded on national exchanges or on the over the counter market based on the last quoted price on the valuation date. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data.
The Other category calculates fair value for GICs and other investment products with similar characteristics based on the market value or by discounting the scheduled future payments utilizing observable market data at the valuation date. The fair value of separate account contracts is based on the fair value of securities held by the issuer that are designated for payment of benefit-responsive withdrawals and by issuer quotes. The fair value of wrap contracts is based on the discounted present value of the difference between the current wrap contract cost and its replacement cost. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data. Fair value for futures contracts are valued at closing settlement prices and investments in other trusts are valued at the other trust’s closing NAV on the valuation date.
Western Digital Corporation Common Stock. The Plan’s Western Digital Corporation common stock is valued at the closing price reported by the national securities exchange on which the investment is traded.
Tradelink Investment Accounts. The Plan’s Tradelink investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
At December 31, 2015, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.
The Plan did not have any transfers between levels during the years ended December 31, 2015 and December 31, 2014.
4. Investments
The following presents the Plan’s investments as of December 31, 2015 and December 31, 2014, with individual investments that represent 5% or more of the Plan’s net assets available for Plan benefits, separately identified (in thousands):

	December 31,
	2015	2014
Common Stock:
Western Digital Corporation	$43,974	$82,466
Mutual Funds:
Mid-Cap Growth Fund	88,287	78,169
Retirement 2020 Fund	55,345	52,320
Retirement 2025 Fund	64,278	57,698
Retirement 2030	61,324	54,610
Common Collective Trust Funds:
Equity Index Trust	78,761	77,497
Stable Value Fund	135,740	120,199
All Investments less than 5% of Plan Net Assets	448,329	438,785
Total Investments	$976,038	$961,744

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows (in thousands):

Year ended December 31, 2015
Common Stock	$(34,986)
Mutual Funds	(56,189)
Common Collective Trust Funds	3,590
$(87,585)

5. Party-In-Interest Transactions
Certain investments in mutual funds, investments within the Tradelink investment account and assets held in common collective trust funds within the Plan are managed by T. Rowe Price Trust Company, the Plan’s trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid $40,000 to T. Rowe Price Trust Company in fees and expenses for the year ended December 31, 2015. Of this amount, Plan participants paid $6,000 in redemption fees and $21,000 in loan origination fees. Redemption fees, third party advice services and loan origination fees are included in other expenses in the statement of changes in net assets available for Plan benefits.
Effective July 1, 2013, the Plan was amended to provide for Evercore’s duties with respect to the Stock Fund, including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. Fees paid to Evercore for fiduciary services are paid directly by the Company and not by the Plan.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.
7. Tax Status
The IRS has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan, which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the Code. Effective as of January 1, 2016, the Plan was amended and restated by adopting a volume submitter plan, which the IRS had determined as of March 31, 2014 was designed in accordance with the applicable sections of the Code.
The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.
8. Risks and Uncertainties
The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.
Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.
As of December 31, 2015 and December 31, 2014, 4% and 9%, respectively, of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.

9. Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2015 and December 31, 2014 (in thousands):

	December 31,
	2015	2014
Net assets available for Plan benefits per the financial statements	$994,440	$975,165
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	109	1,743
Net assets available for Plan benefits per the Form 5500	$994,549	$976,908

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2015 (in thousands):

Total net increase in net assets available for Plan benefits per the financial statements	$19,275
Net impact of adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	(1,634)
Total net increase in net assets available for Plan benefits per the Form 5500	$17,641
10. Subsequent Events (unaudited)

Effective January 1, 2016, the Plan and related Trust Statements were amended and restated by adopting a volume submitter plan.

Effective January 1, 2016, the Trust Statement between T. Rowe Price Trust Company and the Company was amended and restated to provide that unvoted Company shares in the stock fund of the Plan would be voted by the trustee in the same proportion that Company shares are affirmatively voted by Plan participants (rather than remain unvoted), and also included certain technical and administrative changes.

The Plan was amended effective as of May 5, 2016 to (i) increase the maximum employer matching contribution from 50% of a participant’s pre-tax contributions that do not exceed 5% of eligible compensation to 50% of a participant’s pre-tax contributions that do not exceed 6% of eligible compensation, (ii) revise the vesting schedule for employer matching contributions from a five-year graded vesting schedule to a two-year graded vesting schedule, and (iii) increase the automatic enrollment contribution percentage from 5% to 6%, and (iv) make certain other administrative changes.

On May 12, 2016 (the “Closing Date”), the Company completed its acquisition of SanDisk Corporation (“SanDisk”). SanDisk employees will become eligible to participate in the Plan effective May 30, 2016. SanDisk employees were also provided the option to rollover their balance and existing loans from the SanDisk plan following May 30, 2016.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EIN: 33-0956711** Plan #: 003
Schedule H, Line 4i — Supplemental Schedule of Assets (Held at End of Year)
December 31, 2015
(in thousands)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral or Par Value	Current Value
Common Stock:
* Western Digital Corporation	732 shares common stock, $.01 par value	$43,974
Mutual Funds:
Bond Funds:
Pacific Investment Management Company	1,140 shares PIMCO Real Return Fund	11,976
Robert W. Baird & Co. Incorporated	3,332 shares Baird Core Plus Bond Fund	36,150
Stock Funds:
* T. Rowe Price Trust Company	1,314 shares T. Rowe Price Science & Technology Fund	44,990
* T. Rowe Price Trust Company	1,475 shares T. Rowe Price Equity Income Fund	41,973
* T. Rowe Price Trust Company	982 shares T. Rowe Price Small-Cap Value Fund	35,680
* T. Rowe Price Trust Company	1,204 shares T. Rowe Price Mid-Cap Growth Fund	88,287
* T. Rowe Price Trust Company	927 shares T. Rowe Price Dodge & Cox International Stock Fund	33,814
* T. Rowe Price Trust Company	958 shares T. Rowe Price Prime Reserve Fund	958
* T. Rowe Price Trust Company	232 shares Retirement Income Fund	3,306
* T. Rowe Price Trust Company	185 shares Retirement 2005 Fund	2,296
* T. Rowe Price Trust Company	222 shares Retirement 2010 Fund	3,749
* T. Rowe Price Trust Company	1,459 shares Retirement 2015 Fund	19,957
* T. Rowe Price Trust Company	2,811 shares Retirement 2020 Fund	55,345
* T. Rowe Price Trust Company	4,300 shares Retirement 2025 Fund	64,278
* T. Rowe Price Trust Company	2,812 shares Retirement 2030 Fund	61,324
* T. Rowe Price Trust Company	2,780 shares Retirement 2035 Fund	43,889
* T. Rowe Price Trust Company	1,555 shares Retirement 2040 Fund	35,120
* T. Rowe Price Trust Company	1,415 shares Retirement 2045 Fund	21,456
* T. Rowe Price Trust Company	1,322 share Retirement 2050 Fund	16,846
* T. Rowe Price Trust Company	630 shares Retirement 2055 Fund	8,005
* T. Rowe Price Trust Company	71 shares Retirement 2060 Fund	688
Prudential Jennison Small Company Fund	610 shares Prudential Jennison Small Company Fund	13,716
Mainstay Large Cap	4,404 shares Mainstay Large Cap Growth Fund	43,290
American Funds EuroPacific	204 shares American Funds EuroPacific Growth Fund	9,243
JP Morgan Mid Cap Value Fund	463 shares JP Morgan Mid Cap Value Fund	15,721
Total mutual funds		712,057
Common Collective Trust Funds:
* T. Rowe Price Trust Company	135,632 units T. Rowe Price Stable Value Fund	135,740
* T. Rowe Price Trust Company	3,309 units T. Rowe Price Equity Index Trust	78,761
State Street Global Advisors	211 shares Statestreet U.S. Bond Index Fund	2,786
Total common collective trust funds		217,287
Other:
* Tradelink Investments	Various publicly traded equity and mutual fund investments	2,720
Total Investments		976,038
* Notes Receivable from Participants	Interest rates range from 4.25% to 9.25% maturing at various dates through 2026; balances collateralized by vested participant accounts	14,141
		$990,179

*	Party-in-interest.

** On February 4, 2015, the Company adopted the Eighth Amendment to the Plan to correct the EIN number to reflect that of Western Digital Corporation. The Company believes that the correction does not affect the plan’s status and will reflect the current EIN in the Form 5500.
Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EIN: 33-0956711 (2) Plan #: 003
Schedule H, Line 4a — Supplemental Schedule of Delinquent Participant Contributions
Years Ended December 31, 2015 and 2014
(in thousands)

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected (1)	Contributions Corrected Outside VFCP (1)	Contributions Pending Corrections in VFCP (1)	Total Fully Correct Under VFCP and PTE 2002-51
2015	$14,088	$14,088	$—	$—	$—
2014	$3,139	$—	$3,139	$—	$—

☑	Check here if late participant loan repayments are included.
(1)
Participant contributions were not funded within the time periods prescribed by DOL Regulation 2510.3-102. The Company calculated the interest on the delinquent contributions from calendar 2015 and will transmit the lost earnings to the Plan in calendar 2016. In addition, the Company calculated the interest on the delinquent contributions from calendar 2014 and transmitted the lost earnings to the Plan in calendar 2015.

(2)
On February 4, 2015, the Company adopted the Eighth Amendment to the Plan to correct the EIN number to reflect that of Western Digital Corporation. The Company believes that the correction does not affect the plan’s status and will reflect the current EIN in the Form 5500.

WESTERN DIGITAL CORPORATION 401(k) PLAN
INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm — BDO USA, LLP